UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Higher One Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42983D104

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 42983D104	Page 2 of 12 Pages

1.	Name of reporting persons: Lightyear Fund II, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 7,194,863
	6.	Shared voting power: 0
	7.	Sole dispositive power: 7,194,863
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 7,194,863
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 15.3%(2)
12.	Type of reporting person (see instructions): PN

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The calculation of the foregoing percentage is based on 47,025,243 outstanding shares of Common Stock of the Issuer as of November 6, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, as filed with the Securities and Exchange Commission on November 8, 2013.

13G

CUSIP No. 42983D104	Page 3 of 12 Pages

1.	Name of reporting persons: Lightyear Co-Invest Partnership II, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 38,179
	6.	Shared voting power: 0
	7.	Sole dispositive power: 38,179
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 38,179
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 0.1%(2)
12.	Type of reporting person (see instructions): PN

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The calculation of the foregoing percentage is based on 47,025,243 outstanding shares of Common Stock of the Issuer as of November 6, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, as filed with the Securities and Exchange Commission on November 8, 2013.

13G

CUSIP No. 42983D104	Page 4 of 12 Pages

1.	Name of reporting persons: Lightyear Fund II GP, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 7,194,863(2)
	6.	Shared voting power: 0
	7.	Sole dispositive power: 7,194,863(2)
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 7,194,863(2)
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 15.3%(3)
12.	Type of reporting person (see instructions): PN

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	As the sole general partner of Lightyear Fund II, L.P (“Lightyear Fund II”), Lightyear Fund II GP, L.P. (“Lightyear Fund II GP”) possesses the power to direct the voting and disposition of the shares owned by Lightyear Fund II. However, Lightyear Fund II GP disclaims beneficial ownership of the shares held by Lightyear Fund II. Lightyear Fund II GP does not directly own securities of the Issuer.
(3)	The calculation of the foregoing percentage is based on 47,025,243 outstanding shares of Common Stock of the Issuer as of November 6, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, as filed with the Securities and Exchange Commission on November 8, 2013.

13G

CUSIP No. 42983D104	Page 5 of 12 Pages

1.	Name of reporting persons: Lightyear Fund II GP Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 7,233,042 (2)
	6.	Shared voting power:
	7.	Sole dispositive power: 7,233,042(2)
	8.	Shared dispositive power:
9.	Aggregate amount beneficially owned by each reporting person: 7,233,042(2)
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 15.4%(3)
12.	Type of reporting person (see instructions): OO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 7,194,863 shares of Common Stock held by Lightyear Fund II and (ii) 38,179 shares of Common Stock held by Lightyear Co-Invest Partnership II, L.P. (“Lightyear Co-Invest II”). As the sole general partner of Lightyear Fund II, Lightyear Fund II GP possesses the power to direct the voting and disposition of the shares owned by Lightyear Fund II. As the general partner of Lightyear Fund II GP and Lightyear Co-Invest II, Lightyear Fund II GP Holdings, LLC (“Lightyear Fund II GP Holdings”) may also be deemed to share voting and/or dispositive power over such securities. However, Lightyear Fund II GP Holdings disclaims beneficial ownership of the shares held by Lightyear Fund II and Lightyear Co-Invest. Lightyear Fund II GP Holdings does not directly own securities of the Issuer.
(3)	The calculation of the foregoing percentage is based on 47,025,243 outstanding shares of Common Stock of the Issuer as of November 6, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, as filed with the Securities and Exchange Commission on November 8, 2013.

13G

CUSIP No. 42983D104	Page 6 of 12 Pages

1.	Name of reporting persons: Marron & Associates, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 0
	6.	Shared voting power: 0
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 0
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 0.0%
12.	Type of reporting person (see instructions): OO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

13G

CUSIP No. 42983D104	Page 7 of 12 Pages

1.	Name of reporting persons: Chestnut Venture Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 148,567
	6.	Shared voting power: 0
	7.	Sole dispositive power: 148,567
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 148,567
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 0.3% (2)
12.	Type of reporting person (see instructions): OO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The calculation of the foregoing percentage is based on 47,025,243 outstanding shares of Common Stock of the Issuer as of November 6, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, as filed with the Securities and Exchange Commission on November 8, 2013.

13G

CUSIP No. 42983D104	Page 8 of 12 Pages

1.	Name of reporting persons: Mr. Donald B. Marron
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒(1)
3.	SEC use only
4.	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 160,507 (2)
	6.	Shared voting power: 0
	7.	Sole dispositive power: 160,507 (2)
	8.	Shared dispositive power: 0
9.	Aggregate amount beneficially owned by each reporting person: 160,507 (2)
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 0.3% (3)
12.	Type of reporting person (see instructions): IN

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 148,567 shares of Common Stock held by Chestnut Venture Holdings, LLC (“Chestnut Venture Holdings”) and (ii) 11,940 shares of Common Stock held by Mr. Donald B. Marron. As the managing member of Chestnut Venture Holdings, Mr. Donald B. Marron may also be deemed to share voting and/or dispositive power over such securities.
(3)	The calculation of the foregoing percentage is based on 47,025,243 outstanding shares of Common Stock of the Issuer as of November 6, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, as filed with the Securities and Exchange Commission on November 8, 2013.

This annual amendment reflects that as of December 31, 2013 Mr. Mark F. Vassallo became the managing member of (i) Lightyear Capital, LLC, the sole member of Lightyear Capital II, LLC, and (ii) LY Holdings, LLC, which became the managing member of the ultimate general partner of Lightyear Fund II, L.P. and Lightyear Co-Invest II, L.P., succeeding, respectively, Mr. Donald B. Marron and Marron & Associates, LLC, an entity controlled by Mr. Marron through Chestnut Venture Holdings, LLC. As a result, Mr. Marron, Marron & Associates, LLC and Chestnut Venture Holdings, LLC are no longer the beneficial owners of the securities held directly by Lightyear Fund II, L.P., Lightyear Co-Invest II, L.P and, Lightyear Capital II, LLC, as applicable, and will cease to be reporting persons on this Schedule 13G after the filing of this statement. The beneficial ownership of Mr. Vassallo and LY Holdings, LLC are separately reported on a Schedule 13D.

Item 1.	(a).	Name of Issuer

Higher One Holdings, Inc. ( the “Issuer”)

	(b).	Address of Issuer’s Principal Executive Offices:

115 Munson Street, New Haven, Connecticut 06511

Item 2.	(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Lightyear Fund II, L.P., a Delaware limited partnership ( “Lightyear Fund II”); (ii) Lightyear Co-Invest Partnership II, L.P., a Delaware limited partnership (“Lightyear Co-Invest II”); (iii) Lightyear Fund II GP, L.P., a Delaware limited partnership (“Lightyear Fund II GP”); (iv) Lightyear Fund II GP Holdings, LLC, a Delaware limited liability company (“Lightyear Fund II GP Holdings”); (v) Marron & Associates, LLC, a Delaware limited liability company (“Marron & Associates”); (vi) Chestnut Venture Holdings, LLC, a Delaware limited liability company (“Chestnut Venture Holdings”); and (vii) Mr. Donald B. Marron.

Item 2.	(b).	Address of Principal Business Office

9 West 57th Street, 31st Floor, New York, New York 10019

Item 2.	(c).	Citizenship

See Item 4 of each cover page.

Item 2.	(d).	Title of Class of Securities:

Common shares, par value $0.001 per share (“Common Stock”)

Item 2.	(e).	CUSIP Number:

42983D104

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Item 9 of each cover page.

(b) Percent of class:

See Item 11 of each cover page.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

7,194,863 shares of Common Stock of the Issuer reported herein are directly held by Lightyear Fund II and 38,179 shares of Common Stock of the Issuer reported herein are directly held by Lightyear Co-Invest II. As the general partner of Lightyear Fund II, Lightyear Fund II GP may be deemed to share voting and/or dispositive power over such securities. As the general partner of Lightyear Fund II GP and Lightyear Co-Invest II, Lightyear Fund II GP Holdings may also be deemed to share voting and/or dispositive power over such securities. However, each of Lightyear Fund II GP and Lightyear Fund II GP Holdings disclaims beneficial ownership of the shares held by Lightyear Fund II and Lightyear Co-Invest.

148,567 shares of Common Stock reported herein are directly held by Chestnut Venture Holdings. As the managing member of Chestnut Venture Holdings, Mr. Donald B. Marron may also be deemed to share voting and/or dispositive power over such securities.

11,940 shares of Common Stock reported herein are directly held by Mr. Donald B. Marron.

Marron & Associates does not directly own securities of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

As of December 31, 2013, each of Marron & Associates, Chestnut Venture Holdings and Mr. Donald B. Marron ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See response to Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2014

LIGHTYEAR FUND II, L.P.

By: Lightyear Fund II GP, L.P., its general partner

By: Lightyear Fund II GP Holdings, LLC, its general partner

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

LIGHTYEAR CO-INVEST PARTNERSHIP II, L.P.

By: Lightyear Fund II GP Holdings, LLC, its general partner

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

LIGHTYEAR FUND II GP, L.P.

By: Lightyear Fund II GP Holdings, LLC, its general partner

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

LIGHTYEAR FUND II GP HOLDINGS, LLC

By: LY Holdings, LLC, its managing member

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

MARRON & ASSOCIATES, LLC

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

CHESTNUT VENTURE HOLDINGS, LLC

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

DONALD B. MARRON

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Attorney-in-Fact for Donald B. Marron